

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 25, 2013

<u>Via E-mail</u>
Michael J. Koss
Vice Chairman, President, Chief Executive Officer
Koss Corporation
4129 North Port Washington Avenue
Milwaukee, Wisconsin 53212

      Re: Koss Corporation
              Form 10-K for Fiscal Year Ended June 30, 2012
              Filed August 27, 2012
              File No. 000-03295

Dear Mr. Koss:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                        Sincerely,

                        //s/ Carlos Pacho for

                        Larry Spirgel
                        Assistant Director